UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the period ended December 18, 2014

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 333-137143

Full title of the plan and the address of the plan, if different from that of the issuer named below:
Hanesbrands Inc. Hourly Retirement
Savings Plan of Puerto Rico

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hanesbrands Inc.
1000 East Hanes Mill Road
Winston-Salem, North Carolina 27105

Note: Schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations For Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Hanesbrands Inc. Employee Benefits Administrative Committee of the Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico:

We have audited the accompanying statements of net assets available for benefits of the Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico (the Plan) as of December 18, 2014 and December 31, 2013, and the related statements of changes in net assets available for benefits for the period January 1, 2014 to December 18, 2014 and for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico as of December 18, 2014 and December 31, 2013, and the changes in net assets available for benefits for the period January 1, 2014 to December 18, 2014 and for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

As described in Notes A and B to the financial statements, on July 21, 2014, the Compensation Committee of the Board of Directors of Hanesbrands Inc., the Plan’s sponsor, voted to terminate the Plan. Accordingly, the Plan has changed its basis of accounting from the ongoing plan basis to the liquidation basis in the Plan’s 2014 financial statements.

/s/ Grant Thornton LLP
Charlotte, North Carolina
June 16, 2015

Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico
Statements of Net Assets Available for Benefits

	December 18, 2014 (Liquidation Basis)	December 31, 2013 (Accrual Basis)
Assets
Plan interest in Hanesbrands Inc. Master Investment Trust for Defined Contribution Plans at fair value	$—	$1,468,086

Receivables
Discretionary Company contribution receivable	—	125,703
Other Company contribution receivable	—	13,241
	—	138,944
Total assets	—	1,607,030

Liabilities
Accrued expenses	—	(526)

Net Assets Available for Benefits at Fair Value	—	1,606,504

Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	—	(12,171)

Net Assets Available for Benefits	$—	$1,594,333

The accompanying notes are an integral part of these financial statements.

Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico
Statements of Changes in Net Assets Available for Benefits

	For the Period from January 1, 2014 to December 18, 2014 (Liquidation Basis)	Year Ended December 31, 2013 (Accrual Basis)
Plan interest in Hanesbrands Inc. Master Investment Trust for Defined Contribution Plans’ net investment income	$81,731	$164,096
Contributions
Company	130,664	167,184
Participants	58,983	85,145
Total contributions	189,647	252,329

Benefits paid to participants	(1,865,711)	(279,289)
Administrative expenses	—	(526)
Net (decrease) increase	(1,594,333)	136,610

Net assets available for benefits
Beginning of year	1,594,333	1,457,723

End of year	$—	$1,594,333

The accompanying notes are an integral part of these financial statements.

Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico
Notes to Financial Statements
December 18, 2014 and December 31, 2013

NOTE A - DESCRIPTION OF PLAN
The following brief description of the Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Termination

On July 21, 2014, the Company approved the termination of the Plan and the Hanesbrands Inc. Salaried Retirement Savings Plan of Puerto Rico, effective September 30, 2014. As of December 18, 2014, all account balances were distributed from the Plan in accordance with the terms of the Plan.

General
The Plan was a defined contribution plan covering eligible hourly employees of participating divisions and subsidiaries located in Puerto Rico of Hanesbrands Inc. (the “Company”), who had attained the age of 21 and completed 90 days of credited service, as defined in the Plan document. The Plan was subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions
Eligible employees could contribute between 1% and 10% of their pre-tax compensation, as defined in the Plan document. Contributions were subject to certain limitations under the Internal Revenue Code (“IRC”) and the Puerto Rico Internal Revenue Code of 2011 (“PRIRC”). Although employees were previously permitted to make after-tax contributions, this was not permitted during the periods presented.

The Company contributed an amount equal to 100% of the portion of a participant’s pre-tax contributions that did not exceed 2% of a participant’s eligible compensation, subject to certain limitations defined in the Plan document. For the period from January 1, 2014 to December 18, 2014 and for the year ended December 31, 2013, the total matching contribution by the Company was $35,113 and $48,777, respectively.

The Company could also make a discretionary Company contribution in the amount of 2% of a participant’s eligible compensation. For the period from January 1, 2014 to December 18, 2014 and for the year ended December 31, 2013, the total discretionary Company contribution was $107,112 and $125,703, respectively.

For the period from January 1, 2014 to December 18, 2014 and for the year ended December 31, 2013, $11,561 and $7,296 of forfeitures, respectively, were used to offset Company contributions.

Participant Accounts
Individual accounts were maintained for each of the Plan’s participants to reflect Company contributions, the participant’s contributions and any rollover contributions, as well as the participant’s related share of the Plan’s income and losses and certain related administrative expenses. Allocations of income and losses were made within each separate investment fund in proportion to each participant’s investment in those funds. Allocations of certain related administrative expenses were made based on the proportion that each participant’s account balance had to the total of all participants’ account balances.

Vesting
Participants’ contributions and amounts received as Company matching and rollover contributions were 100% vested at all times. Vesting in the annual discretionary Company contributions was 100% after completing three years of service, or in the case of termination due to death, disability or normal retirement without regard to years of service. Effective with the Plan's termination on September 30, 2014, participants became fully vested in their accounts.

Investment Options
Participants could direct their total account balances among the various investment options available through the Plan in 1% increments and could change their investment elections at any time.

Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico
Notes to Financial Statements - Continued
December 18, 2014 and December 31, 2013

Forfeitures
Prior to September 30, 2014, if a participant terminated employment for reasons other than death, disability or normal retirement age before any amounts received as annual discretionary Company contributions were vested, the unvested amount was forfeited. Forfeited balances were first allocated to participants who were reemployed and were entitled to reinstatement of portions of their annual discretionary Company contributions that were forfeited previously and then the remainder, if any, was to reduce future Company contributions or pay administrative expenses of the Plan.

Forfeited balances as of December 18, 2014 and December 31, 2013 were $0 and $1,748, respectively.

Benefit Payments
Upon termination of service due to death, disability, retirement, resignation or dismissal, distribution of the vested balance in the participant’s accounts were made to the participant or, in the case of the participant’s death, to his or her beneficiary by a lump-sum payment in cash (or stock, if elected, for amounts invested in the Hanesbrands Inc. Common Stock Fund).
Participants could withdraw all or a portion of their vested account balances, provided they had attained age 59-1/2; participants could also withdraw their after-tax contributions at any time. Participants who had an immediate and substantial financial need could take a hardship withdrawal from their accounts, subject to certain limitations defined in the Plan document. In connection with the termination, each participant's account balance was distributed by lump sum distribution or by direct transfer to another qualified plan or individual retirement account in accordance with the Plan terms.

NOTE B - SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting

For the period January 1, 2014 to December 18, 2014, the financial statements were prepared using the liquidation basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). For the year ended December 31, 2013, the Plan used the accrual basis of accounting in accordance with U.S. GAAP.

Use of Estimates
The preparation of financial statements requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Valuation of Investments
The Plan’s sole investment was an interest in the Hanesbrands Inc. Master Investment Trust for Defined Contribution Plans (the “HBI Investment Trust”). The Plan’s interest in the HBI Investment Trust was based on the Plan’s relative aggregate contributions, benefit payments and other relevant factors. Purchases and sales of securities in the HBI Investment Trust were recorded on a trade-date basis. Interest was recorded in the period earned. Dividends were recorded on the ex-dividend date.

The HBI Investment Trust’s investments consisted of investments in registered investment companies, Hanesbrands common stock, collective trusts and a stable value fund. Investments in registered investment companies and Hanesbrands common stock were valued using quoted market prices. The collective trust was valued at fair value of participant units owned by the HBI Investment Trust based on quoted redemption values.

The stable value fund was reported at fair value based on the fair value of the underlying investments. These underlying investments, which were comprised of high quality, fixed income securities held in various collective trusts and separate accounts that were “wrapped” by synthetic investment contracts issued by high quality financial institutions, are required to be reported at fair value. However, contract value is a relevant measurement attribute as these investment contracts were fully benefit-responsive.

Contract value represented the principal balance of the underlying investment contracts, plus accrued interest at the stated contract rates, less withdrawals and administrative charges by the financial institutions. There were no material reserves against contract value for credit risk of the contract issuers or otherwise. Under the terms of the contracts, the crediting interest rates

Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico
Notes to Financial Statements - Continued
December 18, 2014 and December 31, 2013

were rates negotiated by the Company with the financial institutions. The average crediting interest rate of the investment contracts as of December 31, 2013 was approximately 2.08%. The average yield for the investment contracts for the period from January 1, 2014 to December 18, 2014 and for the year ended December 31, 2013 was approximately 1.55% and 1.45%, respectively. Certain events, which we refer to as “market value events,” may have limited the ability of the stable value fund to realize the contract value of investment contracts and may therefore have resulted in payments to participants that reflect fair value rather than contract value. Such events included, but were not limited to, certain amendments to the Plan documents or the stable value fund’s investment guidelines not approved by issuers of investment contracts, failure to comply with certain contract provisions, complete or partial Plan termination or merger with another plan, suspension or substantial reduction of Plan sponsor contributions to the Plan, debt default by the Plan sponsor, bankruptcy of the Plan sponsor or other Plan sponsor events that could cause substantial withdrawals from the Plan or the stable value fund, failure of the trust which holds the assets of the Plan to qualify for exemption from federal income taxes, and the occurrence of certain prohibited transactions under ERISA. As the Plan only constituted a small portion of the HBI Investment Trust, the Plan administrator does not believe that any events that have occurred constituted market value events. The Statement of Net Assets Available for Benefits presents the fair value of the stable value fund as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits present the contract value of the investment contracts.

In general, the investments provided by the Plan were exposed to various risks, such as interest rate, credit and overall market volatility risks.

Administrative Expenses
Costs of administering the Plan for the period from January 1, 2014 to December 18, 2014 and for the year ended December 31, 2013 were paid by the Company, except for certain investment management fees that were paid directly by the HBI Investment Trust or offset against the HBI Investment Trust’s investment returns.

NOTE C - PLAN INTEREST IN HBI INVESTMENT TRUST
Prior to December 18, 2014, the Plan’s investments were in the HBI Investment Trust, which provided for the investment of assets of the Plan, the Hanesbrands Inc. Retirement Savings Plan and the Hanesbrands Inc. Salaried Retirement Savings Plan of Puerto Rico (collectively, the “Savings Plans”). The interest of each Savings Plan in the HBI Investment Trust was based on that Savings Plan’s participants’ account balances within each investment fund.

The Plan’s interest in the net assets of the HBI Investment Trust was 0% and 0.23% at December 18, 2014 and December 31, 2013, respectively. Investment income relating to the HBI Investment Trust was allocated to the Savings Plans based on the balances invested by each Savings Plan. The Plan’s interest in the net assets of the HBI Investment Trust is included in the accompanying Statements of Net Assets Available for Benefits.

Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico
Notes to Financial Statements - Continued
December 18, 2014 and December 31, 2013

A summary of the net assets of the HBI Investment Trust was as follows:

December 31, 2013
Investments, at fair value
Hanesbrands common stock	$51,718,931
Investment in collective trust	9,625,778
Investment in registered investment companies	388,524,323
Stable value fund	187,487,705
Total investments	637,356,737

Net payables	(88,426)

Net assets of HBI Investment Trust at fair value	637,268,311

Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	(5,282,977)

Net assets of HBI Investment Trust	$631,985,334

The aggregate net investment income allocated to the Savings Plans from the HBI Investment Trust for the period from January 1, 2014 to December 18, 2014 and for the year ended December 31, 2013 was as follows:

	2014	2013
Interest and dividend income	$9,854,520	$12,143,128
Net appreciation in fair value of investments
Hanesbrands common stock	31,070,048	25,487,008
Collective trusts	6,288,320	—
Investment in registered investment companies	19,283,518	67,971,981

Net investment income	$66,496,406	$105,602,117

NOTE D - PLAN TERMINATION
The Company had the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and and subject to the terms of the Plan as discussed in Note A.

NOTE E - FAIR VALUE MEASUREMENTS
Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The HBI Investment Trust utilizes market data or assumptions that market participants would use in pricing the asset or liability. A three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value, is utilized for disclosing the fair value of the assets and liabilities of the HBI Investment Trust. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Assets and liabilities measured at fair value are based on one or more of the following three valuation techniques:

•	Market approach - prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

•	Cost approach - amount that would be required to replace the service capacity of an asset or replacement cost.

•	Income approach - techniques to convert future amounts to a single present amount based on market expectations, including present value techniques, option-pricing and other models.

Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico
Notes to Financial Statements - Continued
December 18, 2014 and December 31, 2013

The HBI Investment Trust primarily applies the market approach for its investment assets and attempts to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

As of December 31, 2013, the HBI Investment Trust held certain financial assets that are required to be measured at fair value on a recurring basis. These consisted of Hanesbrands common stock, a collective trust, registered investment companies and a stable value fund. The fair values of the Hanesbrands common stock and the registered investment companies are determined based on quoted prices in public markets and are categorized as Level 1.

The underlying investment portfolio of the stable value fund is comprised of high quality, fixed income securities that are held in various collective trusts and separate accounts valued at net asset values that approximate fair value and are categorized as Level 2. The inputs used in valuing the underlying investments in the collective trusts and separate accounts include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities and inputs that are derived principally from or corroborated by observable market data. Participant transactions (issuances and redemptions) may occur daily.

The HBI Investment Trust did not hold any investments whose value was determined based on unobservable inputs and categorized as Level 3 at December 18, 2014 and December 31, 2013. There were no transfers in or out of any level during the period from January 1, 2014 to December 18, 2014 and for the year ended December 31, 2013. There were no changes during the period from January 1, 2014 to December 18, 2014 and for the year ended December 31, 2013 to the valuation techniques used to measure asset fair values on a recurring basis. Changes in economic conditions or valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

The following table sets forth by level within the fair value hierarchy the HBI Investment Trust’s investment assets accounted for at fair value on a recurring basis at December 31, 2013, respectively. As required by the accounting rules, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

	Investment Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Hanesbrands common stock	$51,718,931	$—	$—	$51,718,931
Short-term investment fund collective trust	—	9,625,778	—	9,625,778
Registered investment company:
U.S. bond index funds	17,942,561	—	—	17,942,561
U.S. equity index funds	232,466,870	—	—	232,466,870
Foreign equity index funds	29,821,637	—	—	29,821,637
Target retirement date funds	108,293,255	—	—	108,293,255
Total registered investment company	388,524,323	—	—	388,524,323

Stable value fund:
Collective trusts	—	145,563,571	—	145,563,571
Separate accounts	—	41,924,134	—	41,924,134
Total stable value fund	—	187,487,705	—	187,487,705

Total investment assets at fair value	$440,243,254	$197,113,483	$—	$637,356,737

NOTE F - TAX STATUS
By letter dated November 15, 2013, the Internal Revenue Service determined that the Plan and trust met the qualification requirements set forth in Sections 401(a) and 501(a) of the IRC. The Plan had been subsequently amended since the determination, but the Plan’s management believed the Plan remained in compliance with the applicable requirements of the IRC until its termination.

Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico
Notes to Financial Statements
December 18, 2014 and December 31, 2013

U.S. GAAP required the Plan’s management to evaluate tax positions taken by the Plan and to recognize a tax liability (or asset) if the Plan had taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan’s management analyzed the tax positions taken by the Plan, and concluded that as of December 18, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan’s management believes the Plan is no longer subject to income tax examinations for years prior to 2011.

NOTE G - PARTY-IN-INTEREST TRANSACTIONS
Certain assets of the HBI Investment Trust and the Plan were invested in investments managed by State Street or ING, the trustee and recordkeeper of the Plan, therefore, these transactions qualified as party-in-interest transactions. In addition, certain investments were issued and managed by Invesco, the stable value fund investment manager.

Approximately 8.1% of the HBI Investment Trust’s assets as of December 31, 2013 was invested in Hanesbrands common stock, in each case through participant-directed account balances. At December 31, 2013, the Plan held 4,544 shares of Hanesbrands common stock that had a fair value of $79,811, reflecting the four-for-one stock split which occurred in March 2015.

NOTE H - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 18, 2014 and December 31, 2013 to the Form 5500:

	2014	2013
Net assets available for benefits per the financial statements	$—	$1,594,333
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	—	12,171

Net assets available for benefits per the Form 5500	$—	$1,606,504
The following is a reconciliation of investment income according to the financial statements for the year ended December 18, 2014 to the Form 5500:

Investment income per the financial statements	$81,731
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(12,171)

Investment income per the Form 5500	$69,560

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 16, 2015	HANESBRANDS INC. HOURLY RETIREMENT SAVINGS PLAN OF PUERTO RICO

		By:	/s/ M. Scott Lewis
M. Scott Lewis
Authorized Member of the Hanesbrands Inc.
Employee Benefits Administrative Committee

INDEX TO EXHIBITS

Exhibit Number	Description

23.1	Consent of Grant Thornton LLP